

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

<u>Via E-mail</u>
Michael V. Shustek
MVP Monthly Income Realty Trust, Inc.
8880 west Sunset Road, Suite 220
Las Vegas, Nevada 89148

> **Re: MVP Monthly Income Realty Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed May 21, 2012**
> **File No. 333-180741**

Dear Mr. Shustek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Emerging Growth Company Status, page 23

1.   We note your response to comment 6 in our letter dated May 11, 2012. Please revise your prospectus to clearly indicate your election under Section107(b) of the Jumpstart Our Business Startups Act ("the Act"):

- o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

- o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, please revise your risk factor on page 49 to clarify that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Summary of Prior Offerings, page 10

2.   We note your response to comment 14 in our letter dated May 11, 2012. Please revise the disclosure to include quantitative detail on losses suffered by investors in VRTA, VRTB and Fund III.

Allocations of Investment Opportunities, page 81

3.   We note your response to comment 23 in our letter date May 11, 2012. Please clarify if VRTA and VRTB are the only current programs in direct competition with you that are sponsored by MVPCP and your individual sponsors.

Draft Tax Opinion

4.   Please refer to the second paragraph and the sentence that indicates that "this opinion is intended solely for your benefit." The Exhibit 8 tax opinion is required for the benefit of investors in the registered offering. Please revise accordingly.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

5.   Please update the auditors' consent prior to effectiveness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant at (202) 551-3414 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Hillel T. Cohn